SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 19)*

Magic Software Enterprises Ltd.

(Name of Issuer)

Ordinary Shares, NIS 0.1 par value

(Title of Class of Securities)

559166 10 3

(CUSIP Number)

Asaf Berenstin

Formula Systems (1985) Ltd.

Terminal Center, 1 Yahadut Canada Street Or-Yehuda 6037501, Israel

972-3-5389389

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

May 23, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

*	The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 559166 10 3

1.	Names of Reporting Persons
Formula Systems (1985) Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	Source of funds (See Instructions) WC
5.	Check if disclosure of Legal Proceedings Is Required ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 22,710,106
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 22,710,106
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,710,106
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row(11) 46.3% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)	This beneficial ownership percentage was calculated on the basis of 49,093,055 outstanding Ordinary Shares of the Issuer as of May 23, 2022, which outstanding share information was provided to the Reporting Person by the Issuer in response to the inquiry of the Reporting Person.

Item 1. Security and Issuer.

This Amendment No. 19 (this “Amendment No. 19”) to the Statement of Beneficial Ownership on Schedule 13D (the “Statement”), which Statement was last amended by Amendment No. 18 thereto, filed on July 30, 2018 (“Amendment No. 18”), is being filed by the Reporting Person (as defined in Item 2 below), in respect of its holdings of ordinary shares, par value NIS 0.1 per share (“Ordinary Shares”) of Magic Software Enterprises Ltd. (“Magic” or the “Issuer”).

The Issuer is an Israeli company, whose principal executive offices are located at Yahadut Canada 1 Street, Or Yehuda 6037501, Israel.

This Amendment No. 19 is being filed by the Reporting Person to update the Statement to reflect changes to the beneficial ownership by the Reporting Person of Ordinary Shares relative to the amount set forth in Amendment No. 18. Since the filing of Amendment No. 18 to the Statement on July 30, 2018, the Reporting Person has purchased an aggregate of 629,638 Ordinary Shares in open market transactions, for an aggregate purchase price of $8,978,481, as a result of which the Reporting Person’s beneficial ownership percentage of the outstanding Ordinary Shares has increased from 45.3% (as reported in Amendment No. 18) to 46.3%.

Item 2: Identity and Background

The name of the reporting corporation is Formula Systems (1985) Ltd. (“Formula” or the “Reporting Person”), which is organized under the laws of the State of Israel.

Formula’s principal office is located at Yahadut Canada 1 Street, Or Yehuda 6037501, Israel.

Formula is a global information technology group whose principal business is engaging, through its subsidiaries and affiliates, in providing software consulting services and computer-based business solutions, and developing proprietary software products.

There are no criminal convictions or civil judgments or injunctions to report under Item 2(d) or (e) of Schedule 13D.

Item 3: Source or Amount of Funds or Other Consideration

The source of funds for Formula’s purchases reported in this Amendment No. 19 (as described in Item 1 above) was Formula’s working capital.

Item 4: Purpose of Transaction

Formula has acquired the Ordinary Shares of the Issuer reported in this Amendment No. 19 for long-term investment purposes.

Formula may from time to time acquire additional Ordinary Shares in the open market or in privately negotiated transactions in order to support its control position in the Issuer or otherwise.

Formula does not have any current plans to dispose of securities of the Issuer or to effect any other transaction described in Items 4(b) through (j) of Schedule 13D.

Item 5: Interest in Securities of the Issuer

Item 5 is amended and restated as follows:

(a), (b) Formula is the beneficial owner of and possesses sole voting and dispositive power with respect to 22,710,106 Ordinary Shares, which represent 46.3% of the total issued and outstanding Ordinary Shares of the Issuer. This percentage of beneficial ownership was calculated on the basis of 49,093,055 outstanding Ordinary Shares of the Issuer as of May 23, 2022. Such outstanding number of shares is based on information that was provided to the Reporting Person by the Issuer in response to the inquiry of the Reporting Person.

(c) During the sixty days preceding the date of this Amendment No. 19, Formula has purchased only 335,672 of the 629,638 Ordinary Shares that it has purchased in open market transactions since the filing of Amendment No. 18 (as described in Item 1 above).

(d) None.

(e) Not applicable.

Item 6: Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7: Material to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 23, 2022

FORMULA SYSTEMS (1985) LTD.

By:	/s/ Asaf Berenstin
Name:	Asaf Berenstin
Title:	Chief Financial Officer

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